February 15, 2019
VIA E-MAIL

Ariel Ayanna
Assistant Secretary
John Hancock GA Mortgage Trust
197 Clarendon Street
Boston, MA 02116

           RE:      John Hancock GA Mortgage Trust
                    Initial Registration Statement on Form N-2
                    File No. 811-23418

Dear Mr. Ayanna,

      On January 17, 2019, John Hancock GA Mortgage Trust filed a registration statement on
Form N-2 under the Investment Company Act of 1940 ("1940 Act").

We have reviewed the filing and have the following comments. 1

General

       1. We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

       2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

       3. Please confirm whether a party other than the Fund's sponsor or one of its affiliates is providing the Fund's initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

       4. Please include a seed capital balance sheet as required by Section 14(a)(1) of the 1940
          Act.




1
    Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Page 2 of 5


Executive Summary (page 6)

   5. Please move the Fee Table from its current location on page 7 and place it at the end of the summary. Note that additional comments on the Fee Table are set forth below.

   6. In the first sentence of the first paragraph, please disclose the date of organization. See
      Item 8.1.a of Form N-2.

   7. The third paragraph states that "Shares will be sold in comparatively large minimum denominations." Please reconcile this statement with the "Minimum Investment"
      disclosure on page 11 stating "The Fund does not employ a minimum investment amount."

   8. Please supplementally explain what the "GA" in the Fund's name represents.

   9. To avoid redundancy and provide more complete disclosure in one section, please incorporate all terms and disclosure provided in section "III Summary of Principal
      Terms" on page 10 into the "Summary of Key Terms" on page 7. Please include applicable cross-references to relevant disclosure elsewhere in the prospectus.

   10. For "Offering" in the "Summary of Key Terms" on page 7, please disclose that Share offerings are based on net asset value and repeat as needed. Otherwise, the first and only time this is disclosed is at the bottom of page 41.

Investment Strategy and Process (page 8)

   11. Per plain English, please break up the first paragraph under "Fees and Expenses."

   12. Please reconcile the third and last sentences of the second paragraph under "Fees and
       Expenses" appearing on page 9. Based on third sentence, it appears that the last sentence should state that the daily fee accruals equal the Applicable Annual Fee Rate multiplied by the net assets of the Fund.

   13. The third paragraph under "Fees and Expenses" appearing on page 9 indicates that the
       Fund will incur organizational expenses. If these expenses are to be paid out of assets, please disclose how they will be amortized and over what period of time. See Item 9.1.f of Form N-2.

       Please also confirm that offering expenses are applicable, and if so, that they are reflected in the fee table and in what line item.

   14. The fourth paragraph under "Fees and Expenses" appearing on page 9 refers to a Service
       Agreement. Please supplementally explain how this expense is reflected in the Fee Table,
       i.e., Management Fee or Other Expenses.
 Page 3 of 5


   15. In the sentence preceding the Example on page 10, please provide cross-references to the more complete descriptions of the various costs and expenses. See Instruction 1 to Item
       3.1 of Form N-2.

Summary of Principal Terms (page 10)

   16. Under `Co-Investment" beginning on page 12, please supplementally confirm the status of the application for exemptive relief and revise the disclosure accordingly. For example, if relief is not granted by the time of the offering, then delete references to any such application or if relief is granted, then confirm you have provided all disclosure required by the order.

   17. Please provide the address for the "Accountants" on page 15. See Item
20.7 of Form N-2.

   18. Please provide the address for the "Custodian" on page 15 and the "Transfer Agent" on page 16. See Item 9.1.e of Form N-2.

   19. Please disclose compensation for the "Cashiering Agent" on page 15 and the "Placement
       Agent" on page 16. See Item 9.1.d of Form N-2.

Risk Factors (page 16)

   20. The risks section provides for "Limited Number of Portfolio Companies (Concentration
       and Non-Diversification Risk)" on page 18 and "Potential Lack of Diversification" on page 22, and both appear to loosely discuss the risks of concentration and a lack of diversification.

       The staff suggests splitting up the disclosure to address "Concentration Risks" and "Non-
       Diversification Risk" separately for a clearer presentation of each risk.

   21. For "Follow-on Investments in Portfolio Companies" on page 18, please incorporate the
       Fund's requirement for such investments in connection with subordinated lending. See non-fundamental restriction (4) on page 29.

   22. Please revise the disclosure for "Cashiering Service" on page 19 and "Borrower
       Escrows" on page 20 to better explain the risks at issue with each.

   23. Disclosure on page 25 states in part that the Fund's investments may include OID and
       PIK instruments. If the Fund invests significantly in these types of securities, then please incorporate appropriate disclosure into section "II. Investment Strategy and Process"
       beginning on page 8.

   24. On page 25, please provide sub-captions for risk specific to OID and PIK securities including following disclosure:
 Page 4 of 5


       A. Use of PIK and OID securities may provide certain benefits to the fund's adviser including increasing management fees and incentive compensation; and

       B. The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of fund assets.

   25. Elaborate on the disclosure after the list of Fundamental and Non-Fundamental
       Investment Restrictions beginning on page 28 to help explain current definitions and the applicable restrictions pursuant to the 1940 Act.
Management of the Fund (page 30)

   26. For the Trustee information table beginning on page 31, please add a fifth column and provide disclosure for other directorships held.

   27. Please note when providing information in a table, you should provide separate tables (or separate sections of a single table) for Trustees who are Interested and Trustees who are
       Independent.

   28. In light of the lack of Adviser experience disclosure under "Risks Related to the Adviser"
       on page 27, please expand on "Board Approval of the Investment Advisory Agreement"
       beginning on page 36, to explain the basis for selection of the Adviser in light of such risk.

   29. For "Service Agreement" on page 37, please disclose the compensation. See Item 19.1.d.

   30. At the end of first paragraph under "Adviser Personnel" on page 37, please disclose the month and year the portfolio manager began service to the fund in lieu of "since registration."

   31. Please clarify in the last paragraph under "Proxy Voting Policies and Procedures" on page 39 that the proxy voting record is for the 12-month period ended June 30, not
       December 31. See Item 18.16 of Form N-2.

Description of the Offering (page 41)

   32. In second paragraph under "Purchase Terms" on page 42, please define the term
       "subscription."

   33. In the bullet point list under "Repurchases of Shares" on page 43, please disclose what factors would weigh against the Board to make a repurchase.

   34. In the paragraph after the bullet point list under "Repurchases of Shares" on page 43, please reconcile the last clause of the last sentence ("may ascertain
....") with the last
       sentence of item 1 and the first sentence of the second paragraph under item 2 on the next
       page 26.
 Page 5 of 5


   35. Please confirm supplementally that any 13e-4 tender offer will be consistent with the terms of the Eaton Vance Prime Rate Reserves (pub. Avail. Jan 15, 1993).

   36. Please reconcile the substance of the third bullet point at top of page 45 with the fact that there is no minimum investment amount associated with investing in the Fund.

Part C

   37. As a general matter, if an exhibit is filed with the registration statement, then please indicate it, e.g., "filed herein."

   38. For Exhibit (2)(a)(1), please revise the name of the document, i.e., Certificate of
       Formation or Trust?

   39. For Item 27, please include organizational and offering costs.

                                             ********
        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.
        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.
         In closing, we remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6767 or ohm@sec.gov.

                                                              Sincerely,

                                                              /s/ Sonny Oh

                                                              Sonny Oh
                                                              Senior Counsel


cc: William Kotapish
    Sumeera Younis